February 20, 2009

Via Federal Express and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  H. Roger Schwall

Re:                 Credo Petroleum Corporation

Form 10-K for the Fiscal Year Ended October 31, 2008

Filed on January 14, 2009

Schedule 14A

Filed on February 5, 2009

File No. 000-08877

Dear Mr. Schwall:

On behalf of Credo Petroleum Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 17, 2009,  regarding the above-referenced filings.  A revised Annual Report on Form 10-K/A (“10-K/A”) and amended preliminary proxy statement are enclosed, marked to show the changes we are proposing in response to Staff comments.  The 10-K/A includes only those items that are being amended.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for the Fiscal Year Ended October 31, 2008

Properties, page 12

1.                                       We note your statement that, “[t]here are 14 non-experimental Calliope wells.  As a group, those wells were producing a total of 88 thousand cubic feet of gas per day at the time Calliope was installed.  Since Calliope was installed, those wells have produced 0.0 billion cubic feet of gas and they now have estimated ultimate (8/8ths) Calliope reserves totaling 00.0 billion cubic feet of gas.”  Emphasis added.  Please revise your disclosure to accurately indicate the production and estimated Calliope reserves.

Response:

Page 12 of the 10-K/A has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 19

Liquidity and Capital Resources, page 20

2.                                       We note on pages 3 and 20 you define the non-GAAP measure, “EBITDA” as earnings before unrealized gains/losses on derivative contracts, interest, taxes, depreciation, depletion and amortization.  However, based on your reconciliation of EBITDA to net income, it appears this measure represents earnings before interest, taxes, depreciation, depletion and amortization, an appropriate use of the acronym.  Please correct your definition of this non-GAAP measure, to correspond to the reconciliation.

Response:

Pages 2 and 20 of the 10-K/A have been revised in response to the Staff’s comment.

Quantitative and Qualitative Disclosures About Market Risk, page 28

3.                                       We note your disclosure stating that your open derivatives of 830 MMBtus covered production months November 2008 through October 2009.  Please disclose what percentage this volume is of your expected production for fiscal year 2009.  To the extent this percentage represents a significant portion of your expected production for the upcoming year, please provide both the quantitative and qualitative disclosures required by Item 305, as it pertains your commodity price risk.

Response:

Page 28 of the 10-K/A has been revised in response to the Staff’s comment.

Controls and Procedures, page 50

4.                                       We note your disclosure indicating that your certifying principal officers have evaluated the effectiveness of your disclosure controls and procedures and your internal control over financial reporting.  However, you have not adequately differentiated between these terms, nor have you presented the conclusion these officers reached, based on their assessment, of the effectiveness of your internal control over financial reporting.  Further, it is unclear whether the evaluations were performed as of October 31, 2008.

Item 307 of Regulation S-K requires you to disclose the conclusions of the executive officers regarding the effectiveness of the disclosure controls and procedures.  In addition to that disclosure, management is required to present its annual report on internal control over financial reporting in the Form 10-K.  Item 308 of Regulation S-K outlines all the information that must be contained in this report.  Please amend your Item 9A disclosure to separate the representations about disclosure controls and procedures required by Item 307, from the representations required to be included in management’s annual report on internal control over financial reporting by Item 308.

Please be sure to clarify whether your officers completed an evaluation of the effectiveness of your disclosure controls, and procedures, and an assessment of your internal control over financial reporting, as of your fiscal year-end, October 31, 2008, and to state their conclusions about the effectiveness of both disclosure controls and procedures, and internal control over financial reporting, to comply with Items 307 and 308 of Regulation S-K.

Response:

Page 29 of the 10-K/A has been revised in response to the Staff’s comment.

5.                                       We note your disclosure stating “There were no significant changes in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially effect, the Company’s internal control over financial reporting.”

The guidance in Item 308(c) of Regulation S-K requires that you disclose any change, rather than only significant change, in internal control over financial reporting that occurred during the fourth quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:

Page 29 of the 10-K/A has been revised in response to the Staff’s comment.

Certifications, exhibits 31.1 and 31.2

6.                                       We note, in both certifications you changed the language in paragraph 4(b) from “to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles” to “to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.”  Please amend your certifications, in particular paragraphs 1, 2, 4, and 5, to match the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response:

Exhibits 31.1 and 31.2 to the 10-K/A have been revised in response to the Staff’s comment.

Schedule 14A filed February 5, 2009

Components of Executive Compensation, page 9

7.                                       We note your reliance on “salary levels in effect for comparable companies within and without [y]our industry” and “external market data” which you “review periodically to determine the competitiveness of the Company’s compensation arrangements for its executive officers and other significant employees.”  Please provide information regarding the source of salary levels and the external market data upon which you relied, including the components of the information and the component companies.

Response:

While the members of the board (acting as the Compensation Committee) are generally knowledgeable regarding compensation levels in the oil and gas industry and review compensation and other data in the public filings of other companies to get a sense of the range of executive compensation, they did not classify any particular companies as a peer group, or specifically determine that particular companies were “comparable.”  Accordingly, these references have been deleted.

Annual Cash Bonuses and Incentives, page 9

8.                                       Provide your targeted “production volume, reserve replacement, finding costs, internal and external prospect generation, promoting acquisitions, dispositions or other transactions that contribute to the Company’s success and the Company’s overall performance” (collectively “targets”) in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2008.  See Item 402(b)(1) of Regulation S-K.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The determination of bonus amounts is made at year-end, based on an analysis of operating results and economic circumstances for the year just completed, rather than through the establishment of targets at the beginning of the year.  The board analyzes Company and individual performance for the year on a long- and short-term basis, and reviews external market data.  In particular, as indicated in our response, the bonus for Mr. Huffman for 2008 was influenced by his success in completing the $16.7 million private equity offering and responding proactively to the changes in economic conditions, thereby positioning the Company to effectively withstand market changes.

Long-Term Incentive Compensation, page 9

9.                                       We note your statement that you use the company’s stock option plan to incentivize your personnel to fulfill the long-term goal of maximizing shareholder value.  Please state how your compensation committee makes the determination as to when awards are granted and how many are to be granted.

Response:

Option grants are discretionary based on a consideration of factors similar to those used in determining bonuses.  We note in the proxy that no options were granted to Named Executive Officers during the fiscal year ended October 31, 2008.

Chief Executive Officer, page 10

10.                                 We note your statement that “the Compensation Committee believes that Mr. Huffman’s total compensation package ranks at the low end of the compensation scale.”  Please revise to clarify the source of the “compensation scale,” and the data and companies used to create a compensation scale on which your compensation committee relied.

Response:

As stated in the responses above, no specific companies were considered in the analysis of Mr. Huffman’s compensation, and such references have been deleted.  Rather, the board (acting without Mr. Huffman) considered the Company’s overall growth and economic stability, the recognition given to the Company by external analysts, and the contribution of Mr. Huffman to those efforts.

Summary Compensation Table, page 10

11.                                 We note your statement that “[n]o other executive officers of the Company had annual compensation and/or long-term compensation, which when aggregated, was in excess of $100,000 for the fiscal year ended October 31, 2008.”  Please revise to confirm that none of your executive officers, other than the named executive officers, had total compensation in excess of $100,000 for the fiscal year ended October 31, 2008.  In the event any you cannot provide this confirmation, please revise your disclosure to include the executive officer(s) with total compensation in excess of $100,000 as named executive officers in your executive compensation disclosure.

Response:

Page 11 of the amended preliminary proxy statement has been revised in response to the Staff’s comment.

In connection with responding to the SEC’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (303) 892-7477 if you would like to discuss these matters.

Sincerely,

Patricia Peterson
for
DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:	Jenifer Gallagher (SEC)
Doug Brown (SEC)
Alford B. Neely (CREDO Petroleum Corporation)
James T. Huffman (CREDO Petroleum Corporation)